Term sheet To prospectus dated November 13, 2006, prospectus supplement dated November 13, 2006	Term Sheet to Prospectus Supplement Registration Statement No. 333-138600 Dated November 13, 2006 Filed Pursuant to Rule 433
EarthLink, Inc. $225 million 3.25% Convertible Senior Notes due 2026
Final terms and conditions	November 13, 2006
Issuer:	EarthLink, Inc. (NASDAQ GS: ELNK)
The Notes:	3.25% Convertible Senior Notes due 2026
Offering Size:	$225 million
Over-allotment Option:	$33.75 million (15%)
Maturity:	November 15, 2026
Joint Book-running Managers:	UBS Investment Bank (Stabilization Agent) & Banc of America Securities LLC
Issue Price:	100% principal amount
Coupon:	3.25% interest per annum on the principal amount of the Notes until November 15, 2011, and 3.50% interest per annum on the principal amount of Notes thereafter. Interest will be payable semi-annually in arrears on May 15 and November 15 of each year, starting on May 15, 2007, to holders of record at the close of business on the preceding May 1 and November 1, respectively.
Conversion Premium:	Approximately 42.50%
Initial Conversion Rate:	109.6491
Initial Conversion Price:	Approximately $9.12, priced off the closing price of $6.40 on November 13, 2006
Redemption:	Redeemable at the Issuer's option on or after November 15, 2011 at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date.
Investor Put Option:	On each of November 15, 2011, November 15, 2016 and November 15, 2021, each holder will have the right, at its option, to require Issuer to repurchase for cash all or any portion of the holder's Notes at a purchase price in cash equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the purchase date.
Conversion Rights:	The Notes may be surrendered for conversion if on or prior to the close of business on the business day immediately preceding the maturity date:
(i) during any calendar quarter after the calendar quarter ending December 31, 2006 (and only during such calendar quarter), if the closing sale price of Issuer common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the next immediately preceding calendar quarter;
(ii) during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the notes during the note measurement period;
(iii) upon occurrence of certain distributions or corporate transactions specified in the prospectus supplement for the Notes; (iv) if the Issuer has called the Notes for redemption; and
(v) at any time from, and including, October 15, 2011 to, and including, November 15, 2011 and at any time on or after November 15, 2024.
Payment Upon Conversion:	Upon conversion, holders will receive, per $1,000 principal amount being converted, a settlement amount that is equal to the sum of the daily settlement amounts for each of the 20 trading days during the relevant cash settlement averaging period. The daily settlement amount on each trading day in the relevant cash settlement averaging period consists of (i) cash equal to the lesser of (a) $50 and (b) the daily conversion value on that trading day; and (ii) to the extent such daily conversion value exceeds $50, (a) a number of whole shares equal to the excess of such daily conversion value over $50, divided by (b) the volume weighted average price of Issuer common stock on that trading day. The cash settlement averaging period with respect to any Note means the 20 consecutive trading-day period that begins on, and includes, the second trading day after the day the notes are surrendered for conversion. The daily conversion value on each trading day in the relevant cash settlement averaging period means one-twentieth of the product of (i) the applicable conversion rate on that trading day; and (ii) the volume weighted average price of Issuer common stock on that trading day.
Dividend Protection:	Full dividend protection—Conversion rate adjustment upon any cash distributions, certain tender offers or exchange offers to holders of Issuer common stock.
Put Upon a Fundamental Change:	If a fundamental change occurs, each holder will have the right, at its option, to require Issuer to repurchase for cash all or any portion of the holder's Notes at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Use of Proceeds:	The net proceeds to us from this offering are expected to be approximately $218.4 million (or approximately $251.2 million if the underwriters exercise in full their option to purchase additional Notes), after the payment of underwriting discounts and commissions and the estimated offering expenses payable by Issuer. Issuer intends to use a portion of the net proceeds of this offering to pay the net cost of the convertible note hedge and warrant transactions, described below, which will be approximately $13 million. If the underwriters exercise their over-allotment option, Issuer intends to use a portion of the net proceeds from the sale of the additional notes to enter into an additional convertible note hedge transaction. Remaining proceeds will be used for general corporate purposes. Although no commitments or agreements have currently been made for any such purposes, they could include future investments in Issuer's various strategic growth initiatives. They could also include future share repurchases.
Ranking:	Senior unsecured
Listing:	The Notes will not be listed on any securities exchange or quoted in any automated quotation system.
Form:	Registered
Denomination:	$1,000 and integral multiples thereof
Settlement:	DTC
Governing Law:	New York
Conversion Rate Adjustment Upon a Make-Whole Fundamental Change:	If a make-whole fundamental change occurs before November 15, 2011, the conversion rate applicable to Notes that are surrendered for conversion at any time from, and including, the 30th business day before the date Issuer originally announces as the anticipated effective date of the make-whole fundamental change to, and including, the 30th business day after the actual Effective Date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a fundamental change, to, and including, the fundamental change repurchase date for that fundamental change) (the "make-whole conversion period") will be increased by an amount set forth in the table below. However, in lieu of increasing the conversion rate applicable to those notes, Issuer may in certain circumstances elect to adjust the conversion rate and its related conversion obligation so that the notes will be convertible into shares of the acquiring company's common stock; provided, however, that the principal return due upon conversion will continue to be payable in cash and the remainder of the conversion obligation, if any, will be payable, at Issuer's option, in cash, shares of the acquiring company's common stock or a combination of cash and shares of the acquiring company's common stock.
Make-Whole Table
The following table sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate applicable to Notes that are converted during the make-whole conversion period. The Applicable Prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the prospectus for the Notes.
	Number of additional shares (per $1,000 principal amount of notes)
	Effective Date
Applicable Price	November 14, 2006	November 15, 2007	November 15, 2008	November 15, 2009	November 15, 2010	November 15, 2011
$6.40	46.60	46.60	46.60	46.60	46.60	46.60
$7.50	35.77	36.77	34.87	32.40	29.02	23.68
$10.00	20.44	20.45	18.15	15.07	10.59	0.00
$12.50	13.09	12.89	10.87	8.29	4.91	0.00
$15.00	9.06	8.89	7.27	5.31	3.03	0.00
$17.50	6.62	6.54	5.27	3.81	2.25	0.00
$20.00	5.03	5.03	4.04	2.94	1.83	0.00
$22.50	3.94	4.00	3.22	2.38	1.55	0.00
$25.00	3.14	3.26	2.64	1.99	1.33	0.00
$27.50	2.54	2.70	2.21	1.69	1.16	0.00
$30.00	2.08	2.27	1.86	1.45	1.02	0.00
$32.50	1.71	1.92	1.59	1.25	0.90	0.00
$35.00	1.41	1.64	1.37	1.09	0.79	0.00
$37.50	1.17	1.41	1.18	0.95	0.70	0.00
$40.00	0.97	1.21	1.02	0.83	0.63	0.00
$42.50	0.80	1.05	0.89	0.73	0.56	0.00
$45.00	0.66	0.91	0.78	0.65	0.50	0.00

If the Applicable Price is between two Applicable Prices in the table or the Effective Date is between two Effective Dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower Applicable Prices and the two Effective Dates, as applicable, based on a 365-day year. In addition, if the Applicable Price is greater than $45.00 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. If the Applicable Price is less than $6.40 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. Issuer will not increase the conversion rate, including pursuant to the Make-Whole Table set forth above to the extent that the increase will cause the conversion rate to exceed 156.24 shares per $1,000 principal amount of Notes. Issuer will adjust this maximum conversion rate in the same manner in which, and for the same events for which, Issuer adjusts the conversion rate.
Call Spread:	Concurrently with the pricing of the notes, Issuer expects to enter into convertible note hedge transactions with respect to Issuer common stock with affiliates of each of the underwriters. The convertible note hedge transactions will cover, subject to customary anti-dilution adjustments, approximately 24.7 million shares of Issuer common stock (assuming the underwriters do not exercise their option to purchase additional Notes). Concurrently with entering into the convertible note hedge transactions, Issuer expects to enter into warrant transactions whereby Issuer will sell to the relevant financial institutions or their affiliates, warrants to acquire, subject to customary anti-dilution adjustments, approximately 24.7 million shares of Issuer common stock.
Pricing Date:	November 13, 2006, after market close
Trade Date:	November 14, 2006
Settlement Date:	November 17, 2006
Security Codes:	CUSIP: 270321 AA 0 ISIN: US270321AA09

Issuer has filed a registration statement (including a prospectus dated November 13, 2006 and a preliminary prospectus supplement dated November 13, 2006) with the SEC for the offering to which this communication relates, and Issuer will file with the SEC a final prospectus supplement for such offering. Before you invest, you should read the prospectus included in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement relating to the offering may be obtained by contacting UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, NY 10171 Attn: Prospectus Department, or by telephone toll free at 1-888-722-9555, extension 19423-2626 or Banc of America Securities LLC, Capital Markets (Prospectus Fulfillment) by e-mail to dg.prospectus_distribution@bofasecurities.com or by mail to Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York, NY 10001.

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